Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following selected financial data and discussion of the Company’s operating and financial condition and prospects in conjunction with the financial statements and the notes thereto included elsewhere in this 6-K and the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the Securities and Exchange Commission, or the SEC, on March 23, 2026, or the Annual Report. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and reported in U.S. dollars. The Company maintains its accounting books and records in U.S. dollars and its functional currency is the U.S. dollar. Certain amounts presented herein may not sum due to rounding. Unless the context requires otherwise, references in this report to “Mobilicom,” the “Company,” “we,” “us” and “our” refer to Mobilicom Limited, an Australian corporation, and to Mobilicom Ltd., the Company’s Israeli subsidiary. “$,” “US$,” “U.S. dollars” and “USD” mean United States dollars, “AUD$” or “AUD” means Australian dollars and “NIS” means New Israeli Shekel.

Cautionary Statement Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of the Company’s products, and all statements (other than statements of historical facts) that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by the Company’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our ability to implement our growth strategies;

●	our competitive advantages;

●	the development of new products and services;

●	our ability to obtain and maintain financing on acceptable terms;

●	the impact of competition;

●	changes in laws, rules and regulations;

●	our ability to maintain our software licenses and product certifications;

●	general market, political, and economic conditions in the countries in which we operate;

●	our ability to maintain good business relationships with our customers, suppliers and other strategic partners;

●	our ability to protect intellectual property;

●	our ability to retain key personnel;

●	the absence of material adverse changes in the industry or global economy; and

●	those factors referred to under the headings “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report, as well as in our Annual Report generally.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s Annual Report and the other risk factors discussed from time to time by the Company in reports filed or furnished to the SEC.

Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with its consolidated financial statements and the related notes included in the Annual Report as well as the Company’s unaudited condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2026, included elsewhere in this Report on Form 6-K. The discussion below contains forward-looking statements that are based upon the Company’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

On December 8, 2025, we effected a reverse share split of our issued and outstanding ordinary shares at a ratio of 1-for-275 (the “Reverse Split”). Concurrently with the Reverse Split, we effected a corresponding change in the ratio of ordinary shares represented by each of our American Depositary Shares (“ADSs”), such that the ratio changed from one ADS representing 275 ordinary shares to one ADS representing one ordinary share. Concurrently, our ADSs were mandatorily cancelled and exchanged for ordinary shares on a one-for-one basis (the “Mandatory Exchange”), and our ordinary shares, which had been approved for listing and trading on the Nasdaq Capital Market, commenced trading at the market open on December 8, 2025. All references in this Report on Form 6-K to our share capital, including the number of ordinary shares outstanding and per-share data for periods prior to the effective date of the Reverse Split and the Mandatory Exchange, have been retroactively adjusted to give effect to the Reverse Split and the Mandatory Exchange.

Overview

We are an end-to-end provider of cybersecurity and robust solutions for drones, robotics and autonomous platforms. As a high-tech company we design, develop, and deliver robust solutions focused primarily on targeting global drone, robotics and autonomous system manufacturers. We hold patented technology and unique know-how for Mobile Mesh networking solution. We have a large, field-proven portfolio of commercialized products used in a variety of applications. We are growing a global customer base with sales to high profile customers including corporates, governments, and military departments. We believe that our competitive advantages include outstanding security capabilities and performance in harsh environmental conditions. Our large solution portfolio is being deployed worldwide, as we derive revenue from hardware, software sales and licensing fees.

Operating Results

Comparison of the periods ended June 30, 2026 and 2025

Revenue and Other income

	For the six months ended June 30,
Revenue	2026	2025	Increase/Decrease
Revenue	$1,725,624	$1,450,561	$275,063
Other income:
Research and development grants	-	101,493	(101,493)
Interest income	225,441	108,054	117,387
Fair value gains from financial liability	2,808,584	2,517,148	291,436
Total Revenue and Other income	$4,759,649	$4,177,256	$582,393

Revenue

Revenues for the six months period ended June 30, 2026, were $1,725,624 compared to $1,450,561 for the six months period ended June 30, 2025, an increase of $275,063 or 19%. The increase was mainly attributed to shifting to monthly deliveries cadence with Tier-1 customer under U.S. DoW program of record. Confirmed orders backlog totaled $951,894 as of June 30, 2026, providing visibility into expected deliveries and invoicing in the second half of the year, as well as additional sales in the second half of the year.

Research and development grants

Grants received under research and development supported programs for the period ended June 30, 2026, were $nil, compared to $101,493 for the period ended June 30, 2025, a decrease of $101,493 or 100%.

Interest income

Interest income from short-term bank deposits, for the period ended June 30, 2026, was $225,441, compared to $108,054 for the period ended June 30, 2025, an increase of $117,387 or 109%. Short-term deposits are attributed to the outstanding cash balances, within each of the comparable periods, mainly from proceeds received from capital raise and warrants and options exercises.

Fair value gains from financial liability

Fair value gains from financial liability were $2,808,584 for the period ended June 30, 2026, compared to $2,517,148 for the period ended June 30, 2025, an increase of $291,436 or 12%. Fair value gains from financial liability are attributed to revaluation gain between measured periods related with the warrants issued in the Company’s August 2022 initial public offering, and for the period ending June 30, 2025 also warrants issued under our January 2024 registered direct offering.

Cost of Goods Sold and Gross Profit

	For the six months ended June 30,
	2026	2025	Increase/Decrease
Revenue	$1,725,624	$1,450,561	$275,063
Cost of Goods Sold	(835,755)	(653,381)	(182,374)
Gross Profit	$889,869	$797,180	$92,689

The Company gross margins for the period ended June 30, 2026, was 52% compared to 55% for the period ended June 30, 2025. The gross margins relate to our products being high-end IP based technology (beyond the hardware value) and continued effective planning and monitoring for components acquisitions. The cost of goods sold increase was mainly due to workforce optimization to support the expected growth in manufacturing and deliveries to support our Tier 1 scaled production needs.

Expenses

	For the six months ended June 30,
	2026	2025	Increase/Decrease
Expenses:
Sales and Marketing	$2,706,753	$903,353	$1,803,400
Research and Development	3,815,327	1,376,180	2,439,147
General and Administrative	2,787,075	1,150,596	1,636,479
Foreign exchange losses	1,291,134	49,114	1,242,020
Finance costs	21,076	90,258	(69,182)
Total expenses	$10,621,365	$3,569,501	$7,051,864

Sales and Marketing expenses.

Sales and marketing expenses were $2,706,753 for the period ended June 30, 2026, compared to $903,353 for the period ended June 30, 2025, an increase of $1,803,400 or 200%. The increase is primarily due to costs related to employees’ stock-based compensation and continued investment in sales and marketing operations to support growth under U.S. and EU defense and commercial markets.

Research and Development expenses.

Research and development expenses were $3,815,327 for the period ended June 30, 2026, compared to $1,376,180 for the period ended June 30, 2025, an increase of $2,439,147 or 177%. The increase is mainly attributed to costs related to employees’ stock-based compensation, and continued investment in development of additional enhanced datalinks products to support growing market needs.

General and Administrative expenses.

General and administrative expenses were $2,787,075 for the period ended June 30, 2026, compared to $1,150,596 for the period ended June 30, 2025, an increase of $1,636,479 or 142%. The increase is primarily due to costs related to employees’ stock-based compensation and other general and administrative operations costs.

Foreign Exchange losses

Foreign exchange losses were $1,291,134 for the period ended June 30, 2026, compared to $49,114 for the period ended June 30, 2025, an increase of $1,242,020 or 2,529%. Foreign exchange losses are mainly due to the effect of changes in currency exchange rates between the US$, NIS and the AUD

Financial costs.

Financial costs were $21,076 for the period ended June 30, 2026, compared to $90,258 for the period ended June 30, 2025, a decrease of $69,182 or 77%. Financial costs for the periods ended June 30, 2026 and 2025, are primarily related to interest paid under the Company’s lease agreements.

Critical Accounting Judgements, Estimates and Assumptions

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue, and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. A comprehensive discussion of the Company’s critical accounting judgments, estimates and assumptions is included in “Item 5. Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in the Annual Report, as well as the Company’s unaudited condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2026, included elsewhere in this Report Form 6-K.

Liquidity and Capital Resources

As of June 30, 2026, the Company has not achieved positive cash flow from operations and generated $60.8 million of accumulated losses since inception.

The Company has financed its operations to date primarily from its February 2025 at-the-market facility sales on Nasdaq, its January 2024 registered direct offering on Nasdaq, its August 2022 initial public offering on Nasdaq, public offerings on the ASX, and sales of the Company’s products.

As of June 30, 2026, the Company had cash and cash equivalents and restricted cash of $15.2* million. Additionally, the Company also recognized a total of $1,804,198 as receivables. The Company estimates that it has adequate financial resources for at least 12 months from the date of this report, based on its current cash and receivables balances and its current ongoing operations. The unaudited interim condensed consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.

In addition, its operating plans may change as a result of many factors that may currently be unknown to it, and it may need to seek additional funds in the future. the Company’s future capital requirements will depend on many factors, including:

●	the progress and costs of its research and development activities;

●	the costs of manufacturing its products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs of its expanding sales and marketing activities, as well as the potential costs of contracting with third parties to provide marketing and distribution services for it or for building such capacities internally; and

●	the magnitude of its general and administrative expenses.

Until the Company can generate significant recurring revenues, profit and cash flow provided by operating activity it expects to satisfy future cash needs through debt or equity financing as well as governmental grants. In the event that it requires additional financing, it may not be able to raise such financing on terms acceptable to it or at all. If the Company is unable to raise additional capital or generate cash flows necessary to expand its operations and invest in continued innovation, the Company may not be able to compete successfully, which would harm its business, results of operations, and financial condition.

*	Cash and equivalents ( as adjusted) were $15.9M reflecting add back an options-related capital gains tax payment made on behalf of grantees (reimbursed July 2026)

Cash Flows

	For the six months ended June 30,
	2026	2025
Net cash used in operating activities	$(5,152,370)**	$(1,571,698)
Net cash used in investing activities	(28,312)	(13,565)
Net cash provided by / (used in) financing activities	1,263,708	(164,193)
Increase (decrease) in cash and cash equivalents and restricted cash	(3,916,974)	(1,749,456)
Cash and cash equivalents and restricted cash, at the beginning of the period	19,112,333	8,686,390
Cash and cash equivalents and restricted cash, at the end of the period	15,195,359	6,936,934

Net cash used in operating activities

For the periods ended June 30, 2026, and 2025, net cash used in operating activities was $5,152,370 and $1,571,698, respectively. The change between the periods is primarily due to a decrease in receipts from customers and an increase in payments to suppliers and employees. Payments to suppliers and employees for the period ended June 30, 2026 include taxable capital gain tax on vested RSUs and exercised options, paid by the Company as intermediator on behalf of the grantees, which is not part of the regular course of operating activities.

**	Net cash used in operating activities (as adjusted) was $3.5 million reflecting exclusion of $1.61 of RSU/options capital gains tax payments, outside the regular course of operating activities.

Net cash used in investing activities

For the periods ended June 30, 2026, and 2025, the net cash used in investing activities was $28,312 and $13,565, respectively.

Net cash provided by financing activities

For the period ended June 30, 2026, the net cash provided by financing activities was $1,263,708. Net cash provided by is primarily attributed to proceeds from exercises of warrants and options, less repayment of lease liabilities. For the period ended June 30, 2025, the net cash used for financing activities was $164,193. Net cash used for is primarily attributed to repayment of lease liabilities.

Subsequent events

On July 5, 2026, the Company’s board of directors approved the grant of 650,660 unlisted options and 1,030,000 restricted share units (“RSUs”) to employees and directors of the Company. The options have an exercise price of $4.99 and expire on July 5, 2031. Of these options, 520,160 options vest over 3 years, and 130,500 options vest over 4 years. The RSUs don’t carry an exercise price nor expiry date. As of the date hereof, the Company has not yet entered into option or RSU agreements with the applicable grantees.

Risks Factors

Any investment in our business involves a high degree of risk. Before making an investment decision, you should carefully consider the information we include in this Report on Form 6-K, including our unaudited condensed consolidated financial statements and accompanying notes, and the additional information in the other reports we file with the Securities and Exchange Commission along with the risks described in our Annual Report on Form 20-F filed with the SEC on March 23, 2026. These risks may result in material harm to our business and our financial condition and results of operations. In this event, the market price of our ordinary shares may decline and you could lose part or all of your investment. We have described below those risks that reflect substantive changes from, or additions to, the risks described in our Annual Report.

Political, economic and military instability in Israel may impede our ability to operate and harm our financial results.

Although we are an Australian company, our fully owned subsidiary and main operational, including our principal research and development facilities and sole manufacturing facility, and certain of our key employees, officers and directors are located in Israel. Accordingly, political, geopolitical, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring Arab countries, Hamas (an Islamist terrorist militia and political group that controls the Gaza strip), Hezbollah (an Islamist terrorist militia and political group based in Lebanon) and other terrorist organizations active in the region. These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could negatively affect business conditions in Israel in general and our business in particular, and adversely affect our product development, operations and results of operations. Ongoing and revived hostilities or other Israeli political or economic factors, such as, an interruption of operations at the Tel Aviv airport or the nautical routes, could prevent or delay shipments of our components or products.

In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria and Iraq. On October 7, 2023, Hamas launched a series of attacks on civilian and military targets in Southern Israel and Central Israel, to which the Israel Defense Forces responded. On October 9, 2025, Israel, Hamas, the United States and other countries in the region agreed to a framework for a ceasefire in Gaza between Israel and Hamas.

In addition, both Hezbollah and the Houthi movement attacked military and civilian targets in Israel, to which Israel responded, including through increased air and ground operations in Lebanon. In addition, the Houthi movement attacked international shipping lanes in the Red Sea, to which both Israel and the United States responded. While a ceasefire was brokered between Israel and Hezbollah in November 2024, in March 2026, hostilities resumed along Israel’s northern border with Lebanon, when Hezbollah resumed its attacks as part of a broader regional escalation. In response, Israel resumed military operations against Hezbollah in Lebanon.

Further, in April 2024 and October 2024, Iran launched a series of drone and missile strikes against Israel, to which Israel responded. In addition, in response to ongoing Iranian aggression and support of proxy attacks against Israel, on June 13, 2025, Israel conducted a series of preemptive defensive air strikes in Iran targeting Iran’s nuclear program and military commanders. While a ceasefire was reached in June 2025 following 12 days of hostilities, on February 28, 2026, the United States and Israel launched coordinated military strikes against Iran, including attacks on strategic military infrastructure and leadership targets, with the stated aim of degrading Iran’s capacity to conduct or support hostile operations against them. In response, Iran has fired missiles and drones toward population centers and military installations in Israel, Europe and neighboring countries in the Gulf region, and also launched counter-strikes against U.S. forces and allied bases throughout the Gulf region. Although the United States and Iran have announced ceasefire and de-escalation arrangements from time to time, including a memorandum of understanding entered into on June 17, 2026 that contemplates the termination of military operations on multiple fronts, hostilities have resumed and may continue or escalate. A broader regional conflict involving additional state and non-state actors remains a significant risk. How long and how severe the conflicts in Gaza, Northern Israel, Lebanon, Iran or the broader region last and become is unknown at this time and any renewed or continued clash among Israel, Hamas, Hezbollah, Iran or other countries or militant groups in the region may escalate in the future into a greater regional conflict. Continued military escalation, retaliatory actions, or broader regional involvement may adversely affect economic conditions, disrupt markets, and create uncertainty that could negatively impact our business, financial condition and results of operations.

Certain of our employees may be obligated to perform military reserve duty generally until they reach the age of 40 (or older, for officers or other citizens who hold certain positions in the Israeli armed forces reserves) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity and military conflicts in Israel, there have been periods of significant call-ups of military reservists. Military service call ups that result in absences of personnel from us for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced disruptions to our business operations. As such, our product research and development and business development activities remain on track. However, the intensity and duration of Israel’s current war against Hamas, Hezbollah, the Houthis, and Iran, and is difficult to predict at this stage, as are such war’s economic implications on our business and operations and on Israel’s economy in general. If the ceasefire declared collapse or a new war commences or hostilities expand to other fronts, our operations may be adversely affected.

Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and the market price of our Ordinary Shares, and could make it more difficult for us to raise capital. Parties with whom we do business may sometimes decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary, in order to meet our business partners face to face. Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. Similarly, Israeli companies are limited in conducting business with entities from several countries. For instance, in 2008, the Israeli legislature passed a law forbidding any investments in entities that transact business with Iran.

Our insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.